SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 3


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  058 73K 10 8
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 31, 2004
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_}.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 2 of 9
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON
     Liberation Investments, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)[ ]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

 NUMBER OF      ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          1,540,803
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,540,803

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,540,803

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.52%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 3 of 9
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            839,897
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      839,897

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       839,897

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.47%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 4 of 9
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investment Group LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,380,700
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,380,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,380,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.99%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO, IA

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 5 of 9
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      35,000
  NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           2,380,700
     EACH
  REPORTING     ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             35,000

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,380,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,380,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.09%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 3 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group, LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004 and Amendment No. 2 filed on August 27, 2004 (the "Schedule 13D"), relating to shares of common stock, $.01 par value per share ("Common Stock"), of Bally Total Fitness Holding Corporation (the "Company").

      Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

      The net investment cost (excluding commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $9,620,922.50. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4.   Purpose of Transaction.

      On August 31, 2004, LIGLLC, on behalf of the Reporting Persons, delivered a letter to the Board of Directors of the Company. The letter, among other things, expressed concern over the Company's entering into a new employment contract with Paul Toback, President and Chief Executive Officer of the Company, at a time when the Company still has failed to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, and requested that the Board of Directors ask Mr. Toback to delay the implementation of his new employment contract until the Form 10-Q has been filed. A copy of the letter is attached to this Amendment as Exhibit 8.

      LIGLLC also issued a press release, dated September 1, 2004, announcing that it had delivered the letter described above. A copy of the press release is attached to this Amendment as Exhibit 9.

Item 5.   Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company:

            (i) LILP beneficially owns 1,540,803 shares of Common Stock and is the beneficial owner of 4.52% of the Common Stock.

            (ii) LILtd beneficially owns 839,897 shares of Common Stock and is the beneficial owner of 2.47% of the Common Stock.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 7 of 9
---------------------------                                 --------------------

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 2,380,700 shares of Common Stock and is the beneficial owner of 6.99% of the Common Stock.

            (iv) Mr. Pearlman beneficially owns 35,000 shares of Common Stock and, as the majority member and General Manager of LIGLLC, beneficially owns 2,380,700 shares of Common Stock, and is the beneficial owner of 7.09% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own 7.09% of the Common Stock of the Company.

      (b) The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:


                                                                   Mr.
                                  LILP      LILtd      LIGLLC   Pearlman
                                  ----      -----      ------   --------

           Sole Power to           0          0          0       35,000
           Vote/ Direct Vote

           Shared Power to     1,540,803   839,897   2,380,700  2,380,700
           Vote/ Direct Vote

           Sole Power to           0          0          0       35,000
           Dispose/ Direct
           Disposition

           Shared Power to     1,540,803   839,897   2,380,700  2,380,700
           Dispose/ Direct
           Disposition

      (c) In addition to the purchases or sales of the Company's Common Stock listed in Item 5(c) of Amendment No. 2 to the Schedule 13D, the following is a list of all purchases or sales of the Company's Common Stock by the Reporting Persons within the past 60 days:

            (i) On August 27, 2004, (i) LILP purchased 6,600 shares of Common Stock on the open market, at a price of $3.9500 per share, and
                  (ii) LILtd purchased 3,400 shares of Common Stock on the open market, at a price of $3.9500 per share.

            (ii) On August 27, 2004, (i) LILP purchased 23,760 shares of Common Stock on the open market, at a price of $3.9494 per share, and
                  (ii) LILtd purchased 12,240 shares of Common Stock on the open market, at a price of $3.9494 per share.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 8 of 9
---------------------------                                 --------------------

            (iii) On August 30, 2004, (i) LILP purchased 10,428 shares of Common
                  Stock on the open market, at a price of $3.9200 per share, and
                  (ii) LILtd purchased 5,372 shares of Common Stock on the open market, at a price of $3.9200 per share.

            (iv) On August 31, 2004, (i) LILP purchased 19,272 shares of Common Stock on the open market, at a price of $3.9249 per share, and
                  (ii) LILtd purchased 9,928 shares of Common Stock on the open market, at a price of $3.9249 per share.

            (v) On August 31, 2004, (i) LILP purchased 33,000 shares of Common Stock on the open market, at a price of $3.9270 per share, and
                  (ii) LILtd purchased 17,000 shares of Common Stock on the open market, at a price of $3.9270 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

Item 7.   Materials to be Filed as Exhibits.

      The following exhibits are filed with this Amendment:

EXHIBIT 8 Letter sent by Liberation Investment Group, LLC to the Board of Directors of Bally Total Fitness Holding Corporation on August 31, 2004.

EXHIBIT 9   Press Release, dated September 1, 2004.

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CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 9 of 9
---------------------------                                 --------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 1, 2004




LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group, LLC, general partner


By: /s/ Emanuel R. Pearlman
   -------------------------
     Emanuel R. Pearlman
     General Manager



LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
   --------------------------
     Emanuel R. Pearlman
     Director



LIBERATION INVESTMENT GROUP, LLC


By:  /s/ Emanuel R. Pearlman
   --------------------------
      Emanuel R. Pearlman
      General Manager



Emanuel R. Pearlman



 /s/ Emanuel R. Pearlman
-------------------------